



Kaycee Group Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 8.50%
Target Raise Amount: $225,000
Offering End Date: October 17, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $25,000

Company Details:

Name: Kaycee Group Inc.
Founded: June 11, 2013
Address: 1629 K Street NW, Ste. 300
            Washington, DC 20006

Industry: Legal, Education & Consulting
Employees: 1
Website:
https://www.shepherdparkacademy.com/

Use of Funds Allocation:

If the maximum raise is met:

$75,000 (33.33%) – of the proceeds will go towards working capital
$65,000 (28.89%) – of the proceeds will go towards supplies
$50,000 (22.22%) – of the proceeds will go towards construction
$35,000 (15.56%) – of the proceeds will go towards rent





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$82,114	$73,839	$63,141
Cash & Cash Equivalents	$61,717	$55,178	$8,768
Accounts Receivable	$0	$0	$0
Short-term Debt	$20,146	$6,305	$4,506
Long-term Debt	$0	$0	$0
Revenue	$158,823	$101,305	$44,420
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$68,372	$52,467	$40,330

Recognition:

Kaycee Group Inc. (DBA Kaycee Group, Inc.) provides high quality childcare to children living in the Washington, DC area both with and without special abilities. Kaycee Group will own and operate the Shepherd Park Children's Academy, a center utilizing the Creative Curriculum, providing fun activities and specials such as yoga, music, and movement. Children who are diagnosed with Autism Spectrum Disorder (ASD) will be provided Applied Behavior Analysis (ABA) from Behavior Therapists and will also learn and grow alongside their peers in a positive, nurturing inclusive environment.

About:

Kaycee Group Inc. (DBA Kaycee Group, Inc.) has been in business since 2013 as a high quality childcare option for children living in the Washington, DC area. Its owner, Kimberly Clarke, previously served as the Director of Brookland Tots, an Office of State Superintendent of Education (OSSE) licensed Child Development Home which providing care and learning services to children ages 6 weeks to 5 years old..

For more information, contact our Customer Support Team at support@thesmbx.com

